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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                               AMENDMENT NO. 1 TO
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                ---------------


                         FRANK'S NURSERY & CRAFTS, INC.
                               (NAME OF APPLICANT)

                           580 KIRTS BLVD., SUITE 300
                              TROY, MICHIGAN 48084
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

               TITLE OF CLASS                             AMOUNT
               --------------                             ------
  SENIOR CONVERTIBLE PAY-IN-KIND NOTES                $120,000,000
                DUE 2008                   maximum AGGREGATE PRINCIPAL AMOUNT

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
UPON THE EFFECTIVE DATE (AS HEREINAFTER DEFINED) UNDER THE PLAN (AS HEREINAFTER
        DEFINED), PRESENTLY ANTICIPATED TO BE ON OR ABOUT JULY 31, 2005.

                (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                 MICHAEL MCBRIDE
                            VICE PRESIDENT/ LEGAL AND
                            REAL ESTATE AND SECRETARY
                           580 KIRTS BLVD., SUITE 300
                              TROY, MICHIGAN 48084
                                 (248) 712-7000

                                 WITH A COPY TO:
                                ALAN HYMAN, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000

================================================================================
Frank's Nursery & Crafts, Inc. hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, action pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the applicant.

                                     GENERAL

1.   GENERAL INFORMATION

     (a) The applicant, Frank's Nursery & Crafts, Inc. (the "Applicant"), is a corporation. Pursuant to the Plan (as defined below), the Applicant's name will be changed as of the Effective Date to FNC Realty Corporation.

     (b) The Applicant is organized under the laws of the State of Delaware.

2.   SECURITIES ACT EXEMPTION APPLICABLE

On September 8, 2004, the Applicant filed a voluntary petition under Chapter 11 of the United States Code, as amended (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Such proceedings were administered under Case No. 04-15826 (PCB). The Applicant filed with the Bankruptcy Court, among other things, a Second Amended Plan of Reorganization dated April 22, 2005 (as may be further amended, with schedules and exhibits thereto, the "Plan").

The Applicant intends to issue, on the effective date of the Plan (the "Effective Date"), and under the terms and subject to the conditions set forth in the Second Amended Disclosure Statement pertaining to the Plan (the "Disclosure Statement"), Senior Convertible Pay-in-Kind Notes due 2008 (the "Senior Notes") in an aggregate principal amount of up to $120,000,000. The Senior Notes will bear interest per annum at a rate of 7%. Interest on the Senior Notes will be paid semi-annually. The Senior Notes will be issued pursuant to an Indenture (the "Indenture") to be qualified under this Form T-3. The Disclosure Statement and the Plan are included as Exhibits T3E-1 and T3E-2, respectively, to this Application.

The Senior Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 1145 of Title 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "Blue Sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the issuance of the Senior Notes under the Plan will satisfy such requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such issuance is exempt from the registration requirements referred to above.

The Plan contemplates, among other things, the restructuring of the outstanding debt of the Debtors, in part through the issuance by the Applicant of the Senior Notes. The Senior Notes will mature July, 2008. The Senior Notes will be issued as of the Effective Date as defined in the Plan (the "Effective Date"). For a more complete description of the Senior Notes, reference is made to Item 8 of this Application and to the Indenture.

                                  AFFILIATIONS

3.   AFFILIATIONS

The following lists set forth all subsidiaries (direct and indirect) of the Applicant as of the date of this Application all of which are wholly-owned by the Applicant unless otherwise indicated.

SUBSIDIARIES OF APPLICANT                JURISDICTION OF ORGANIZATION
-------------------------                ----------------------------
None.

Certain directors and executive officers of the Applicant may be deemed to be "affiliates" of the Applicant by virtue of their positions with the Applicant. See Item 4, "Directors and Executive Officers." Certain holders of the Applicant's common stock may be deemed to be "affiliates" of the applicant by virtue of holding more than 10% of the voting securities of the Applicant. See
Item 5, "Principal Owners of Voting Securities."

                             MANAGEMENT AND CONTROL

4.    DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of, and all offices held by, all current directors and executive officers of the Applicant.

NAME                          MAILING ADDRESS                         OFFICE OR POSITION
Michael McBride               580 Kirts Blvd., Suite 300              Vice President - Legal and Real Estate
                              Troy, Michigan 48084
Linda Cote                    580 Kirts Blvd., Suite 300              Vice President - Liquidation
                              Troy, Michigan 48084
Mark von Mayrhauser           580 Kirts Blvd., Suite 300              Vice President - Liquidation
                              Troy, Michigan 48084
Richard Montag                c/o Frank's Nursery &                   Director
                              Crafts, Inc.
                              580 Kirts Blvd., Suite 300
                              Troy, Michigan 48084
Joseph Nusim                  c/o Frank's Nursery &                   Director
                              Crafts, Inc.
                              580 Kirts Blvd., Suite 300
                              Troy, Michigan 48084
Gerald Hellerman              c/o Frank's Nursery &                   Director
                              Crafts, Inc.
                              580 Kirts Blvd., Suite 300
                              Troy, Michigan 48084

It is anticipated that as of the Effective Date, the Board of Directors of the Applicant will consist of 5 members to be designated by the Plan Investors (as such term is defined in the Plan) and it is presently contemplated that the three existing directors of the Applicant will be members of the Board of Directors following the Effective Date. It is also anticipated that on the Effective Date, the officers of the Applicant immediately prior to the Effective Date shall serve as the officers of the Applicant and after the Effective Date, the officers of the Applicant shall be determined by the new Board of Directors of the Applicant.

5.    PRINCIPAL OWNERS OF VOTING SECURITIES

Presented below is certain information regarding each person owning 10% or more of the voting securities of the Applicant as of April 22, 2005.

----------------------------------------------- ---------------------- -------------------- --------------------------
                   NAME AND                            TITLE OF            AMOUNT OWNED        PERCENTAGE OF VOTING
           COMPLETE MAILING ADDRESS                  CLASS OWNED            (SHARES)            SECURITIES OWNED
----------------------------------------------- ---------------------- -------------------- --------------------------
Kimco Realty Corporation (1)
3333 New Hyde Park Road                              Common Stock           5,997,432                 30.01%
New Hyde Park, New York 11042
----------------------------------------------- ---------------------- -------------------- --------------------------
Third Avenue Management LLC (2)
767 Third Avenue, 5th Floor                          Common Stock           2,490,538                 12.46%
New York, New York 10017
----------------------------------------------- ---------------------- -------------------- --------------------------

----------------------------------------------- ---------------------- -------------------- --------------------------
Ramius Capital Group, LLC (3)
666 Third Avenue, 26th Floor                         Common Stock           2,926,715                 14.64%
New York, New York 10017
----------------------------------------------- ---------------------- -------------------- --------------------------


Notes:

(1) Includes 5,937,388 shares owned by Kimco Realty Services, Inc. and 60,044 shares owned by Kimco Realty Corporation.

(2) Includes 2,350,695 shares held by Third Avenue Trust on behalf of Third Avenue Value Fund Series and 139,843 shares held by Third Avenue Trust on behalf of Third Avenue Real Estate Value Fund Series.

(3) Includes 2,759,677 shares owned by RCG Carpathia Master Fund, Ltd., 134,351 shares owned by Ramius Securities, LLC and 32,687 shares owned by SphinX Distressed (RCG Carpathia), Segregated Portfolio.

Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Applicant voting securities to be outstanding as of the Effective Date. As of the date hereof, the Applicant is unable to determine the exact number of shares or percentage of voting securities that will be owned by the persons listed below.

------------------------------------------------
           NAME AND                 TITLE OF
 COMPLETE MAILING ADDRESS (A)     CLASS OWNED
------------------------------------------------
Kimco Realty Corporation
3333 New Hyde Park Road           Common Stock
New Hyde Park, New York 11042
------------------------------------------------
Third Avenue Management LLC
767 Third Avenue, 5th Floor       Common Stock
New York, New York 10017
------------------------------------------------
Ramius Capital Group, LLC
666 Third Avenue, 26th Floor      Common Stock
New York, New York 10017
------------------------------------------------

(A) As of the date hereof, it is anticipated that each of the holders set forth above will hold shares of common stock of the Applicant in the names of the entities set forth in the notes above.

                                  UNDERWRITERS

6.   UNDERWRITERS

     (a) No person acted as an underwriter of any securities of the Applicant within the last three years prior to the date of the filing of this Application, which were outstanding on the date of this Application.

     (b) No person is acting as principal underwriter of the Senior Notes proposed to be issued pursuant to the Indenture.

                               CAPITAL SECURITIES

7.    CAPITALIZATION

     (a) (1) The following table sets forth, as of April 22, 2005, information as to each authorized class of securities of the Applicant:

--------------------------------------------------------------------------------
        TITLE OF CLASS           AMOUNT AUTHORIZED        AMOUNT OUTSTANDING
--------------------------------------------------------------------------------
Common Stock, par value          50,000,000 shares        19,984,516 shares
$0.001 per share
--------------------------------------------------------------------------------

          (2) The following table sets forth information as to each authorized class of securities of the Applicant, as of the Effective Date:

--------------------------------------------------------------------------------
        TITLE OF CLASS           AMOUNT AUTHORIZED        AMOUNT OUTSTANDING
--------------------------------------------------------------------------------
Common Stock, par value          275,000,000 shares      45,600,000 shares (i)
$0.001 per share
--------------------------------------------------------------------------------
Senior Notes                        $120,000,000           $82,900,000 (ii)
--------------------------------------------------------------------------------

Estimated number of shares that will be issued as of the Effective Date as set forth in the Disclosure Statement. The outstanding shares of the Applicant's common stock does not include 12,382,101.3 shares issuable upon the exercise of (x) warrants issued to each of the Plan Investors (as such term is defined in the Plan) and certain other warrant holders exercisable at exercise prices ranging from $1.14 per share to $1.99 per share and (y) options held by option holders of the Applicant exercisable at prices ranging from $0.65 per share to $1.65 per share.

Estimated amount of Senior Notes that will be issued as of the Effective Date as set forth in the Disclosure Statement.

     (b) The following describes the voting rights of each class of voting securities referred to in paragraph (a) above:

          (1) Each share of the Applicant's Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's common stockholders.

          (2) Holders of Senior Notes have no voting rights unless and until such holders convert their Notes into voting securities of the Applicant pursuant to the provisions in the Senior Notes and the Indenture.

                              INDENTURE SECURITIES

8.    ANALYSIS OF INDENTURE PROVISIONS

The following discussion is an analysis of certain provisions of the Indenture to which this filing relates, as required by Section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the "Act"). This discussion is qualified in its entirety by reference to the Indenture, a copy of which is filed as Exhibit T3C in an amendment hereto.

                                                            EVENTS OF DEFAULT

      Events of Default under the Indenture occur: (1) if default shall be made in the due and punctual payment of (i) the principal of any Senior Note or otherwise under the Indenture, when and as the same shall become due and payable, whether at maturity or at a date fixed for prepayment or by acceleration or declaration or otherwise or (ii) fees, costs or other amounts payable on account of any Senior Note or otherwise under the Indenture, when and as the same shall become due and payable, whether at maturity or at a date fixed for prepayment or by acceleration or declaration or otherwise and such default shall have continued for a period of thirty (30) days after notice thereof to the Applicant; (2) if default shall be made in the due and punctual payment of any interest on any Senior Note or otherwise under the Indenture, when and as such interest shall become due and payable and such default shall have continued for a period of five (5) days after notice thereof to the Applicant; (3) if default shall be made in the performance or observance of any covenant, agreement or provision contained in the Indenture or in any instrument or document delivered to the Holders in connection with or pursuant to the Indenture; and such default shall have continued for a period of thirty (30) days after notice thereof to the Applicant (specifying that the continuance of such default shall constitute an "Event of Default" thereunder) from the Trustee; (4) if the Applicant shall (i) default in the payment of any principal, interest or premium with respect to any indebtedness for borrowed money or any obligation which is the substantive equivalent thereof (including, without limitation, obligations under conditional sales contracts, finance leases and the like) which, together with all other such indebtedness as to which a default shall be continuing, shall exceed two hundred fifty thousand dollars ($250,000) in the aggregate, or under any agreement or instrument under or pursuant to which any such Indebtedness or obligation may have been issued, created, assumed or guaranteed by the Applicant and such default shall continue for more than the period of grace, if any, therein specified or (ii) default in the performance or observance of any other term, condition or agreement contained in any such obligation or in any agreement relating thereto if the effect thereof is to cause, or permit the holder or holders of such obligation (or a trustee on behalf of such holder or holders) to cause, such obligation to become due prior to its stated maturity;
(5) if the Applicant shall generally not be paying its debts as they become due; file a petition or seek relief under or take advantage of any insolvency law; make an assignment for the benefit of its creditors; commence a proceeding for the appointment of a receiver, trustee, liquidator, custodian or conservator of itself or of the whole or substantially all of its property; file a petition or an answer to a petition under any chapter of Title 11 of the U.S. Code (the "Bankruptcy Code") or file a petition or seek relief under or take advantage of any other similar law or statute of the United States of America, any state thereof or any foreign country; (6) if a court of competent jurisdiction shall enter an order, judgment or decree appointing or authorizing a receiver, trustee, liquidator, custodian or conservator of the Applicant or of the whole or substantially all of its property, or enter an order for relief against the Applicant in any case commenced under any chapter of the Bankruptcy Code or grant relief under any other similar law or statute of the United States of America, any state thereof or any foreign country; or if, under the provisions of any law for the relief or aid of debtors, a court of competent jurisdiction or a receiver, trustee, liquidator, custodian or conservator shall assume custody or control or take possession of the Applicant or of the whole or substantially all of its property; or if there is commenced against the Applicant any proceeding for any of the foregoing relief or if a petition is filed against the Applicant under any chapter of the Bankruptcy Code or under any other similar law or statute of the United States of America or any state thereof or any foreign country and such proceeding or petition remains undismissed for a period of sixty (60) days; or if the Applicant consents to, approves of or acquiesces in any such proceeding or petition; or (7) if any judgment against the Applicant or any attachment or execution against any of its property for any amount in excess of one hundred thousand dollars ($100,000) remains unpaid, unstayed, undismissed or unbonded for a period of more than sixty (60) days.

Under the Indenture, if a default or event of default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each noteholder notice of the default or event of default within 90 days after it occurs. Except in the case of a default or event of default in payment of principal or interest on the Senior Notes, the Trustee may withhold the notice if and so long as a committee of its officers in good faith determines it to be in the best interests of the holders of the Senior Notes to do so.

AUTHENTICATION AND DELIVERY OF SENIOR NOTES; APPLICATION OF PROCEEDS.

      The Senior Notes shall be executed on behalf of the Applicant by an officer of the Applicant. Such signature can be either manual or facsimile. If an officer whose signature is on a Senior Note no longer holds that office at the time the Trustee authenticates the Senior Note or at any time thereafter, the Senior Note shall be valid nevertheless.

      A Senior Note shall not be valid until the Trustee manually signs the certificate of authentication on the Senior Note. Such signature shall be conclusive evidence that the Senior Note has been authenticated under the Indenture. The Senior Notes shall be issuable only in registered form without coupons and only in denominations of whole dollar integrals. The Trustee shall issue Senior Notes upon a request by the Applicant. The Trustee may appoint an authenticating agent acceptable to the Applicant to authenticate Senior Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Senior Notes whenever the Trustee may do so.

RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY

Not applicable.

SATISFACTION AND DISCHARGE OF THE INDENTURE

      The Applicant may terminate its obligations under the Senior Notes and the Indenture (other than certain specified obligations) if there shall have been cancelled by the Trustee or delivered to the Trustee for cancellation all Senior Notes theretofore authenticated and delivered (other than any Senior Notes that are asserted to have been destroyed, lost or stolen and that shall have been replaced as provided in the Indenture) and the Applicant has paid all sums payable by it under the Indenture or deposited all required sums with the Trustee.

      After such delivery the Trustee upon request shall acknowledge in writing the discharge of the Applicant's obligations under the Senior Notes and the Indenture (other than certain specified obligations).

STATEMENT AS TO COMPLIANCE

      The Applicant shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate (one of the signers of which shall be the principal executive officer, principal financial officer or principal accounting officer of the Applicant) complying with Section 314(a)(4) of the Trust Indenture Act stating that a review of the activities of the Applicant during such fiscal year has been made under the supervision of the such signing officer with a view to determining whether the Applicant has kept, observed, performed and fulfilled its obligations under the Indenture and further stating, as to each such officer signing such certificate, that to the best of his or her knowledge the Applicant, has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions thereof or under the Indenture (determined without regard to any period of grace or requirement of notice provided under the Indenture), or, if a default or event of default shall have occurred, describing all or such defaults or events of default of which he or she may have knowledge and what action the Applicant is taking or proposes to take with respect thereto.

      The Applicant will, so long as any of the Senior Notes are outstanding, deliver to the Trustee, forthwith upon any officer's becoming aware of any default or event of default, an officers' certificate specifying the nature and extent of the same in reasonable detail and what action the Applicant is taking or proposes to take with respect thereto.

9.    OTHER OBLIGORS

Other than the Applicant, no person is an obligor of with respect to the Senior Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION. This Application for qualification comprises:

     (a) Pages numbered 1 to 9, consecutively; and

     (b) The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of such trustee:

Exhibit T3A**               Certificate of Incorporation of the Applicant
                            (incorporated herein by reference to Exhibit 3.1 to the Applicant's Quarterly Report on Form 10-Q for the quarterly period ended August 11, 2002) (File no. 033-43504-01).

Exhibit T3B**               By-Laws of the Applicant (incorporated herein
                            by reference to Exhibit 3.2 to the Applicant's
                            Annual Report on Form 10-K for the fiscal year ended period ended January 25, 2004) (File no. 000-50158).

Exhibit T3C*                Form of Indenture by and among the Applicant
                            and Trustee, for the Senior

                            Convertible Pay-in-Kind Notes due 2008.

Exhibit T3D                 Not Applicable.

Exhibit T3E-1**             Second Amended Disclosure Statement for the
                            Amended Plan of Reorganization of the Applicant dated April 22, 2005, as amended.

Exhibit T3E-2**             Amended Plan of Reorganization for the
                            Applicant dated April 22, 2005, as amended.

Exhibit T3F*                Cross Reference sheet showing the location in
                            the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit T3G**               Statement of eligibility and qualification of
                            the Trustee on Form T-1.


* Filed herewith.
** Previously Filed.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Frank's Nursery & Crafts, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York and State of New York, on the 12th day of July, 2005.

(Seal) FRANK'S NURSERY & CRAFTS, INC.

                                       By:    /s/ Michael McBride
                                             ----------------------------
                                             Name: Michael McBride
                                             Title: Vice President/Legal and
                                             Real Estate and Secretary

Attest:  /s/ Sue Miller
        ---------------------------

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